Squire, Sanders & Dempsey L.L.P.

LEGAL COUNSEL WORLDWIDE	Two Renaissance Square 40 North Central Avenue, Suite 2700 Phoenix, AZ 85004

Office: +1.602.528.4000 Fax: +1.602.253.8129
Direct Dial: +1.602.528.4166
cvantuyl@ssd.com
March 3, 2009
VIA EDGAR AND FEDERAL EXPRESS
Mr. Perry Hindin
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3628
Washington, D.C. 20549

Re:	Renegy Holdings, Inc. Proxy Statement on Schedule 14A, File No. 001-33712 Schedule 13E-3, File No. 005-83163
Dear Mr. Hindin:
     On behalf of our client, Renegy Holdings, Inc. (the “Company”), we are responding to the comments received from your office by letter dated February 27, 2009 with respect to the above-referenced Proxy Statement on Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Concurrently herewith, we are filing Amendment No. 2 to Schedule 14A and Amendment No. 2 to Schedule 13E-3 that reflect the Company’s responses to your comments. In addition, we are delivering to the Securities and Exchange Commission (“Commission”) clean and marked courtesy copies of the amendments to the Schedule 14A and Schedule 13E-3. All page references (excluding those in the headings and the Staff’s comments) refer to pages of the marked copy of Amendment No. 2 to Schedule 14A, and capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A.
Preliminary Proxy Statement on Schedule 14A
General
1.	We note your response to prior comment 4 and the revised proxy card. As indicated to the Staff in a telephone call on February 26, 2009 with your counsel, Holly Olson of Squire, Sanders & Dempsey L.L,P., it appears that the proxy card attached to the preliminary proxy statement

Mr. Perry Hindin
Securities and Exchange Commission
March 3, 2009

inadvertently excluded voting boxes immediately following Proposal 1 that would otherwise enable security holders to vote for, against or abstain from Proposal 1. Please revise accordingly.

We have revised the proxy card as requested.
Effect on Unaffiliated Stockholders Who Own 2,000 or More Shares, page 22
2.	We have reviewed the response and revised disclosure provided in reply to prior comment 9. Please revise to quantify the amount of net operating loss carry forwards the issuer has available to potentially apply against its future earnings.

We have revised the disclosure on page 23 of the proxy statement as advised.
     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (602) 528-4166. My fax number is (602) 253-8129.
Sincerely,
/s/ Christopher A. Van Tuyl, Esq. or
Squire, Sanders & Dempsey L.L.P.
Enclosures

cc:	Mr. Robert M. Worsley Christopher D. Johnson, Esq.